15047551

AB 3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2015 WASH, D.C. 201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 53701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SGC Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 Forrest Avenue, Suite 11
(No. and Street)

Narberth	**PA**	**19072**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Self **(404) 384-9324**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Jonathan Self**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

SGC Securities, LP, as

of **December 31**, **2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public

GARETT LOVE MY COMMISSION EXPIRES AUG 15 2017 FULTON CO., GEORGIA NOTARY PUBLIC

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

SGC SECURITIES, LP
Financial Statements
For the Year Ended
December 31, 2014
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
SGC Securities, LP

We have audited the accompanying financial statements of SGC Securities, LP which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in partners' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. SGC Securities, LP management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SGC Securities, LP as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of SGC Securities, LP financial statements. The information is the responsibility of SGC Securities, LP management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 26, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

SGC SECURITIES, LP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	83,153
Accounts receivable		36,623
Prepaid expenses		17,982
Due from related parties		20,435
Total Assets	$	158,193

LIABILITIES AND PARTNERS' EQUITY

LIABILITIES		
Accounts payable	$	4,461
Commissions payable		12,491
Reserve for chargebacks		12,000
Total Liabilities		28,952
PARTNERS' EQUITY		129,241
Total Liabilities and Partners' Equity	$	158,193

The accompanying notes are an integral part of these financial statements.

SGC SECURITIES, LP
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

REVENUES	
Commissions	$ 610,783
Interest income	361
Other	58,732
Total revenues	669,876
GENERAL AND ADMINISTRATIVE EXPENSES	
Guaranteed payments to partners	629,843
Commissions	17,047
Occupancy	22,897
Communications	2,830
Other operating expenses	103,381
Total expenses	775,998
NET LOSS	$ (106,122)

The accompanying notes are an integral part of these financial statements.

SGC SECURITIES, LP
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (106,122)
Adjustments to reconcile net loss to net cash provided by operations:	
Decrease in accounts payable	(6,091)
Decrease in prepaid expenses	1,324
Decrease in accounts receivable	216,812
Decrease in commissions payable	(59,116)
Increase in reserve for chargebacks	1,000
NET CASH PROVIDED BY OPERATING ACTIVITIES	47,807
CASH FLOWS FROM FINANCING ACTIVITIES:	
Partner's Draw	(391)
NET CASH PROVIDED FROM FINANCING ACTIVITIES	(391)
NET INCREASE IN CASH AND CASH EQUIVALENTS	47,416
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	35,737
End of year	$ 83,153

The accompanying notes are an integral part of these financial statements.

SGC SECURITIES, LP
STATEMENT OF CHANGES IN PARTNERS' EQUITY
For the Year Ended December 31, 2014

	Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2013	$ 479,030	$ (243,276)	$ 235,754
Partner's Draw		(391)	(391)
Net loss		(106,122)	(106,122)
Balance, December 31, 2014	$ 479,030	$ (349,789)	$ 129,241

The accompanying notes are an integral part of these financial statements.

SGC SECURITIES, LP
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer originally organized as a corporation that was reorganized as a partnership in 2005 in Pennsylvania. The Company is registered with the U.S. Securities and Exchange Commission, the securities commissions of appropriate states and is a member of the Financial Industry Regulatory Authority. The Company's principal business is brokerage of life insurance products to corporations and financial institutions.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank balances at high credit institutions. Balances at times may exceed federally insured limits.

Income Taxes: The Company is a partnership for tax reporting purposes. Therefore, income or losses of the Company flow through to its owners and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes (FASB ASC 740-10). Under this Interpretation, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2011.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review: Subsequent events were evaluated through February 26, 2015, which is the date the financial statements were available to be issued.

Revenue Recognition: The Company recognizes revenue from commissions on the date that the insurance carrier accepts the customer's policy.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $63,083, which was $58,083 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .45 to 1.0.

NOTE C — RELATED PARTY TRANSACTIONS

The Company has a lease for office space, which is shared with two related entities whereby the Company charges the related entities monthly fees for use of premises, personnel and other administrative costs. The monthly fees are determined based on time spent by the Company's personnel on tasks for the related entities. During the year ended December 31, 2014, the Company received approximately $56,132 pursuant to the arrangement that is included in other revenue in the statement of operations. The amount Due from Related Parties on the Statement of Financial Condition is a result of this arrangement.

Financial position and results of operations would differ from the amounts in the accompanying financial statements, if these related party transactions did not exist.

NOTE D – LEASE COMMITMENT

The Company leases office premises under an operating lease that expires May 2015. Rent expense for office premises for 2014 was approximately $21,825.

The Company's commitment under the office premises operating lease is approximately the following:

2015	$ 8,250

NOTE E- CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company had no litigation in progress at December 31, 2014.

SUPPLEMENTAL INFORMATION

SCHEDULE I
SGC SECURITIES, LP

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2014

NET CAPITAL:

Total partners' equity	$ 129,241
Less nonallowable assets:	
Prepaid expenses	17,982
Accounts receivable	27,741
Due from related parties	20,435
	66,158
Net capital before haircuts and fidelity bond	63,083
Less haircuts	-
Net capital	63,083
Minimum net capital required	5,000
Excess net capital	$ 58,083
Aggregate indebtedness	$ 28,952
Net capital based on aggregate indebtedness	$ 1,930
Ratio of aggregate indebtedness to net capital	.45 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2014

There is no significant difference between net capital in Part IIA of Form X-17A-5 and net capital as computed above.

SGC SECURITIES, LP

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
SGC Securities, LP

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) SGC Securities, LP identified the following provisions of 17 C.F.R. § 15c3-3(k) under which SGC Securities, LP claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) SGC Securities, LP stated that SGC Securities, LP met the identified exemption provisions throughout the most recent fiscal year without exception. SGC Securities, LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SGC Securities, LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 26, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

SGC Securities, LP

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 26, 2015

Rubio CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, GA 3039

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

SGC Securities, LP is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2014.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Name: Jonathan Self

Title: CFO

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH, D.C.
201

SGC SECURITIES, LP

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Partners of SGC Securities, LP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by SGC Securities, LP and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating SGC Securities, LP's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). SGC Securities, LP's management is responsible for SGC Securities, LP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SGC SECURITIES LP
107 FORREST AVENUE, STE. 11
NARBERTH, PA 19072
SEC Number: 8-53701

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JONATHAN A. SELF 404-410-7932

2. A. General Assessment (item 2e from page 2) $1

B. Less payment made with SIPC-6 filed (exclude interest) (0)

n/a
Date Paid

C. Less prior overpayment applied (4258)

D. Assessment balance due or (overpayment) -4257

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $-4257

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $0

H. Overpayment carried forward $(4257)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SGC SECURITIES LP
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO/FINOP
(Title)

Dated the 27 day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 14 and ending December 31, 20 14
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$669,876
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	610,783
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed Expenses and Rental Income	58,732
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	669,515
2d. SIPC Net Operating Revenues	$360
2e. General Assessment @ .0025	$1
	(to page 1, line 2.A.)